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04024673

April 27, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


PROCESSED
MAY 04 2004
THOMSON
FINANCIAL
SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 27, 2004, announcing Arcelor's acquisition of Corus' UK sheet piling commercial operations.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

~~Manuel~~ A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

Arcelor acquires UK sheet piling commercial operations from Corus

Luxembourg, April, 27th, 2004 - Arcelor has agreed with Corus to purchase its UK sheet piling commercial operations. The transaction will include the transfer of Corus' UK piling sales and technical sales personnel to Arcelor. It follows the decision by Corus to withdraw from the UK sheet piling business.

Roger Schlim, Arcelor Executive Vice President in charge of the sheet piling business said: "The acquisition of this portfolio allows Arcelor to gain a real foothold in the UK sheet piling segment. We are committed to provide the full range of products and services the world's leading steelmaker has to offer in sheet piling to the existing UK customer base in order to retain and expand it."

Arcelor is the global market and technology leader of the sheet piling business. Sheet piles are hot rolled long carbon steel products mainly used in civil engineering.

Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million tons of steel in 2003. Employing 98,000 employees in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations, social responsibility and environmental protection in the world of steel.

Relations investisseurs
Martine Hue : +352 4792 2151
00 800 4792 4792